Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Street, Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

PRESS RELEASE

Gammon Gold to Release Third Quarter Financial Results on November 8, 2010

Toronto, October 22, 2010: Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): is pleased to announce that the Company’s financial results for the three and nine month periods ended September 30, 2010 will be released before the market opens on Monday, November 8, 2010. The financial statements and related Management’s Discussion and Analysis will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Monday, November 8, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Third Quarter 2010 Conference Call

Conference Call Access:

  Toll Free: 1-888-231-8191

When the Operator answers please ask to be placed into the Gammon Gold Third Quarter 2010 Results Conference Call.

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight November 15, 2010 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833      Passcode: 11284258
  North America Toll Free: 1-800-642-1687          Passcode: 11284258

Third Quarter 2010 Webcast

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3226740

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3226740 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus project located north of the Ocampo mine. Gammon also recently signed a definitive agreement to acquire the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

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